ADVISOR COMPLEX SCHEDULE


This ADVISOR COMPLEX SCHEDULE (this "Schedule") to the Agreement (as amended, the "Agreement") originally made as of the 12th day of March, 2014, by and between THE ADVISORS' INNER CIRCLE FUND III, a business trust existing under the laws of the Commonwealth of Massachusetts, having its principal place of business at One Freedom Valley Road, Oaks, Pennsylvania 19456 (the "Trust") and DST SYSTEMS, INC., a corporation existing under the laws of the State of Delaware, having its principal place of business at 333 West 11th Street, 5th Floor, Kansas City, Missouri 64105 ("DST") is entered into by and between DST and the Trust as of the 13th day of March 2014.

1. Advisor Complex. Subject to the Terms and conditions contained in the Agreement, DST shall provide the Services specified therein to the Trust on behalf of NorthPointe Capital LLC.

2. Term. This Advisor Complex Schedule shall continue until March 25, 2019 (the "Initial Term"). Following expiration of the Initial Term, this Schedule shall continue in effect for successive periods of three (3) years (each, a "Renewal Term") unless terminated by either party as provided in the Agreement; provided, however, the preceding is not intended to amend, or modify the term contained in the Agreement. Notwithstanding the above, this Advisor Complex Schedule shall terminate in conjunction with the termination of the Agreement, or earlier as otherwise provided for in the Agreement.

3. Required notice prior to expiration. The amount of prior written notice required pursuant to Section 21(a)(ii) is 180 days from the date of expiration of the then current term.

4. Fees. In consideration for its services to the Trust as Transfer Agent and Dividend Disbursing Agent on behalf of the Advisor Complex specified in this Advisor Complex Schedule, the Trust will pay to DST from time to time a reasonable compensation for all services rendered as Agent, and also, all its reasonable billable expenses, charges, counsel fees, and other disbursements ("Compensation and Expenses") incurred in connection with the agency. Such compensation is set forth on Exhibit A attached hereto and incorporated herein by reference.

5. Miscellaneous. This Advisor Complex may be executed in one or more counterparts, each of which shall be deemed an original and all or which together shall constitute one and the same Advisor Complex Schedule.

     IN WITNESS WHEREOF, EACH PARTY HERETO HAS CAUSED THE ADVISOR COMPLEX SCHEDULE TO BE EXECUTED ON ITS BEHALF AS OF THE DATE FIRST ABOVE WRITTEN.

THE ADVISORS' INNER CIRCLE                             DST SYSTEMS, INC.
FUND III

By: /s/ Dianne Descoteaux                              By: /s/ Thomas J. Schmidt
Name: Dianne Descoteaux                                Name: Thomas J. Schmidt
Title: Vice President and Secretary                    Title: Vice President
Date: 3/14/14                                          Date:3/24/14